Code of Ethics

Global Evolution

01-01-2013

Ulla Tarstrup, Compliance Officer

THIS IS THE INTERNATIONAL CODE OF ETHICS OF GLOBAL EVOLUTION A/S AND ALL OF ITS AFFILIATED ENTITIES, INCLUDING GLOBAL EVOLUTION, USA, LLC.

Contents

Purpose and Overview	3
Professionalism	3
Integrity of Capital Markets	4
Duties to Clients	4
Duties to Employers	6
Gift Policy	9
Investment Analysis, Recommendations, and Actions	9
Disclosure in Reports and Documents	10
Accountability for Adherence to the Code	11
Reporting Violations of the Code	11
Waivers of the Code	12
Internal Use	12
Personal Trading	13

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Purpose and Overview

a.	Application. The Code is applicable to all partners, officers, directors (or other person occupying a similar status or performing similar functions), employees (temporary and permanent), and any other person who provides advice on behalf of the Adviser and is subject to the supervision and control (each, a "Supervised Person") of Global Evolution.

b.	Purpose. The Code summarizes the values, principles and business practices that guide the business conduct of the Company and also provides a set of basic principles to guide Supervised Persons regarding the minimum ethical requirements expected of them. The Code supplements the Company’s existing employee policies and also supplements various other codes of ethics, policies and procedures that have been adopted by the Company or by particular entities within the Company. All Supervised Persons are expected to become familiar with the Code and to apply these principles in the daily performance of their jobs.

c.	Overriding Responsibilities. It is the responsibility of all Supervised Persons to maintain a work environment that fosters fairness, respect and integrity. The Company requires all Supervised Persons to conduct themselves in a lawful, honest and ethical manner in all of the Company’s business practices.

d.	Questions. All Supervised Persons are expected to seek the advice of a supervisor, a manager, or the Compliance Officer for additional guidance or if there is any question about issues discussed in this Code.

e.	Violations. If any Supervised Person observes possible unethical or illegal conduct, such concerns or complaints must be reported as set forth in the section “Reporting violations of the code.

Professionalism

The Company wishes at any time to maintain high ethical standards in relation to the Company’s customers, the financial sector and the general public. All Supervised Persons of the Company are required to comply with all of the applicable Danish laws and regulations as well as applicable laws and regulations of other countries, in which the Company conducts its business. Local laws may in some instances be less restrictive than the principles set forth in this Code. In those situations, Supervised Persons should comply with the Code, even if the conduct would otherwise be legal under applicable laws. On the other hand, if local laws are more restrictive than the Code, Supervised Persons should comply with applicable laws, as in the United States of America, where advisers are deemed to have fiduciary obligations to clients.

Supervised Persons must use reasonable care and judgment to achieve and maintain independence and objectivity in their professional activities. Supervised Persons must not offer, solicit, or accept any gift, benefit, compensation, or consideration that reasonably could be expected to compromise their own or another's independence and objectivity.

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Integrity of Capital Markets

Material Nonpublic Information. Supervised Persons who possess material nonpublic information that could affect the value of an investment must not act or cause others to act on the information.

Market Manipulation. Supervised Persons must not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead market participants.

Market manipulation is defined as actions which are suited to impact the quotation of securities in a direction that deviates from the securities’ market value, including:

a.	spreading information through the media, which may give false or misleading signals about the offering of securities;

b.	transactions or orders suited at providing false or misleading signals of supply or demand or the price of securities;

c.	transactions or orders where fictitious arrangements or other kinds of deceit or fabrications are used; and

d.	transactions or orders, where one or more persons in common cause the price of one or more securities to be at an abnormal or artificial level.

Duties to Clients

All Supervised Persons have a duty of loyalty to their clients and must act with reasonable care and exercise prudent judgment. Supervised Persons must act for the benefit of their clients and place their clients’ interests before their employer’s or their own interests.

Avoidance of Conflicts. All Supervised Persons are required to conduct themselves in a manner and with such ethics and integrity so as to avoid a conflict of interest, either real or perceived.

Conflict of Interest Defined. The Company hereby identifies and discloses a range of circumstances which may give rise to a conflict of interest and potentially but not necessarily be detrimental to the interests of one or more clients. Such a conflict of interest may arise if the Company, or any person directly or indirectly controlled by the Company or a client, is likely to make a financial gain, or avoid a financial loss, contrary to the best interest of a client. The Company will manage conflicts of interest as described in “Policy for Managing Conflicts of Interest”.

Potential Conflict Situations.

The Company has identified the following circumstances which may give rise to a conflict of interest:

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I. The Company may provide advice to clients that benefits the Company, its Supervised Persons and related legal persons, or to clients whose interests may be in conflict or competition with other clients’ interests;

II. The Company, its Supervised Persons and related legal persons may have, establish, change or cease to have positions in securities, foreign exchange or other financial instruments covered by an investment recommendation or advice;

III. The Company provides advice to clients/funds with different fee structures including funds with a significant performance fee element.

IV. The Company may receive from or pay inducements to third parties due to the referral of new clients.

V. The Company may select counterparties for specific trades based on the ability and willingness of the counterparties’ analysts to provide meaningful research material, which would benefit the Company in terms of reduced research costs.

Critical arrangements of the Company’s Policy for Managing Conflicts of Interest include the following:

I. All Supervised Persons are bound by professional secrecy and confidential information is only to be shared if essential for performing a job function and disclosed to the client;

II. All Supervised Persons are at all times bound to act loyally to the Company and be in full compliance with its procedures;

III. All Supervised Persons receive instructions and guidance regarding managing of conflicts of interest;

IV. All clients are to be treated fairly;

V. All Supervised Persons are bound by the Company’s rules and guidelines for employee trading as in force and effect from time to time;

VI. All representatives of the company hold a license if a license is required for performing the business in the country where the representative is registered;

VII. The company monitors internal reporting and the effectiveness of its policies and procedures for managing conflicts of interest.

VIII. The company monitors the giving and receiving of gifts.

Questions Regarding Conflicts. All questions regarding conflicts of interest and whether a particular situation constitutes a conflict of interest should be directed to the Compliance Officer.

Suitability. When Supervised Persons are responsible for managing a portfolio to a specific mandate, strategy, or style, they must make only investment recommendations or take only investment actions that are consistent with the stated objectives and constraints of the portfolio.

Performance Presentation. When communicating investment performance information, Supervised Persons must make reasonable efforts to ensure that it is fair, accurate and complete.

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Duties to Employer - Global Evolution

All Supervised Persons should protect Global Evolution’s assets and ensure they are used for legitimate business purposes during employment with the Global Evolution. Improper use includes unauthorized personal appropriation or use of the Company’s assets, data or resources, including computer equipment, software and data.

Corporate Opportunities. Supervised Persons are prohibited from (i) taking for themselves opportunities that are discovered through the use of Company property, information or position, (ii) using Company property, information or position for personal gain, and/or (iii) competing with the Company. For example, to the extent that a Supervised Person learns of an investment opportunity because of their position with the Company, the Supervised Person must not disadvantage fund or client accounts by personally taking advantage of the trading opportunity.

a.	Confidentiality Obligation. Supervised Persons are responsible for maintaining the confidentiality of information entrusted to them as a result of their roles with the Company, except when disclosure is authorized or legally mandated. The sensitive nature of the investment business requires that the Company keep its customers’ confidence and trust. Supervised Persons must be continuously sensitive to the confidential and privileged nature of the information to which they have access concerning the Company and its clients and customers, and must exercise the utmost discretion when discussing any work-related matters with third parties. Each Supervised Person must safeguard the Company’s confidential information and not disclose it to a third party (other than a third party having a duty of confidentiality to the Company) without the prior consent of senior management.

b.	What Is Confidential Information? “Confidential information” includes but is not limited to information, knowledge, ideas, documents or materials that are owned, developed or possessed by the Company or that in some other fashion are related to confidential or proprietary matters of the Company, its business, customers, shareholders, Supervised Persons or brokers. It includes all business, product, marketing, financial, accounting, personnel, operations, supplier, technical and research information. It also includes computer systems, software, documentation, creations, inventions, literary works, developments, discoveries and trade secrets. Confidential information includes any non-public information of the Company that might be of use to competitors, or harmful to the Company or its customers, if disclosed.

c.	Confidentiality Under the Code. All reports and records prepared or maintained pursuant to this Code shall be considered confidential and shall be maintained and protected accordingly.

Ownership of Intellectual Property.

Company Ownership. The Company owns all of the work performed by Supervised Persons at and/or for the Company, whether partial or completed. All Supervised Persons shall be obligated to assign to the Company all “intellectual property” that is created or developed by Supervised Persons, alone or with others, while working for the Company.

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What Is Intellectual Property: “Intellectual Property” includes all trademarks and service marks, trade secrets, patents and patent subject matter and inventor rights and related applications. It includes all copyrights and subject matter and all other literary property and author rights, whether or not copyrightable. It includes all creations, not limited to inventions, discoveries, developments, works of authorship, ideas and know-how. It does not matter whether or not the Company can protect them by patent, copyright, trade secrets, trade names, trade or service marks or other intellectual property right. It also includes all materials containing any intellectual property. These materials include but are not limited to computer tapes and disks, printouts, notebooks, drawings, artwork and other documentation. To the extent applicable, non-trade secret intellectual property constitutes a “work made for hire” owned by the Company, even if it is not a trade secret.

Exceptions. The Company will not be considered to have a proprietary interest in a Supervised Person’s work product if: (i) the work product is developed entirely on the Supervised Person’s own time without the use or aid of any Company resources, including without limitation, equipment, supplies, facilities or trade secrets; (ii) the work product does not result from the Supervised Person’s employment with the Company; and (iii) at the time a Supervised Person conceives or reduces the creation to practice, it is not related to the Company’s business nor the Company’s actual or expected research or development.

Required Disclosure. All Supervised Persons must disclose to the Company all intellectual property conceived or developed while working for the Company. If requested, a Supervised Person must sign all documents necessary to memorialize the Company’s ownership of intellectual property under this policy. These documents include but are not limited to assignments and patent, copyright and trademark applications.

Fair Dealing. Each Supervised Person should endeavor to deal fairly with Global Evolution’s customers, suppliers, competitors and Supervised Persons and not to take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

a.	Loyalty. Subject to any departmental restrictions, Supervised Persons could be permitted to engage in outside employment if it is free of any actions that could be considered a conflict of interest. Outside employment must not adversely affect a Supervised Person’s job performance at the Company, and outside employment must not result in absenteeism, tardiness or a Supervised Person’s inability to work overtime when requested or required. Supervised Persons may not engage in outside employment that requires or involves using Company time, materials or resources. Supervised Persons may not engage in outside employment without the prior written consent from management.

b.	Self-Employment. For purposes of this policy, outside employment includes self-employment.

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c.	Required Approvals. Due to the fiduciary nature of the Company’s business, all potential conflicts of interest that could result from a Supervised Person’s outside employment should be discussed with the Supervised Person’s supervisor or manager, prior to entering into additional employment relationships.

d.	Outside Directors Exempt. The Company recognizes that this Section is not applicable to Directors who do not also serve in management positions within the Company. For further details on outside employment please refer to your employment contract with Global Evolution.

Standards of Business Conduct. All Supervised Persons are bound by professional secrecy and confidential information is only to be shared if essential for performing a job function;

a.	Prohibited Conduct. The following conduct will not be tolerated and could result in disciplinary action, including termination:

i.	Any act which causes doubt about a Supervised Person’s integrity, such as the falsifying of Company records and documents, competing in business with the Company, divulging trade secrets, or engaging in any criminal conduct.

ii.	Any act which may create a dangerous situation, such as assaulting another individual, or disregarding property and safety standards.

iii.	Insubordination, including refusal to perform a job assignment or to follow a reasonable request from a Supervised Person’s manager or supervisor, or discourteous conduct toward customers, associates, or supervisors.

iv.	Harassment of any form including threats, intimidation, abusive behavior and/or coercion of any other person in the course of doing business.

v.	Falsification or destruction of any company record.

vi.	Failure to perform work which meets the standards/expectations of the Supervised Person’s position.

vii.	Excessive absenteeism, chronic tardiness, or consecutive absence of three or more days without notification or authorization.

viii.	Any act of dishonesty or falsification of any Global Evolution records or document.

b.	Disciplinary Action. A Supervised Person or the Company may terminate the employment or service relationship at will, at any time. Thus, Global Evolution does not strictly adhere to a progressive disciplinary system since each incident of misconduct may have a different set of circumstances or differ in its severity. Global Evolution will take such disciplinary action as it deems appropriate and commensurate with any misconduct of the Supervised Person.

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Gift Policy

Supervised persons should not accept or provide any gifts or favors that might be perceived to influence the decisions you or the recipient must make in business transactions involving Global Evolution or its clients. In addition, entities with whom Global Evolution conducts business includes, but is not limited to, current/prospective clients, custodians, service providers, portfolio companies, consultants, or broker-dealers.

Procedures

•	Supervised Persons are reminded on a monthly basis concerning their obligations to record gifts and entertainment given or received on the Gift and Entertainment Registry. On at least a quarterly basis, the Compliance Staff reviews the Registry.

•	Gifts in excess of $50 but below $250 must be reported on the Gift Registry. Employees that receive or plan to give a gift in excess of $250 must obtain prior, written approval from the Compliance Officer before any action may be taken. The value of any such gift must be calculated on an individual and/or aggregate basis over the course of a 12 month period.

•	Meals are not considered gifts or entertainment but rather business expenses and, therefore, not recorded in our Gifts and Entertainment Registry.

•	Supervised Persons must receive prior approval for any gifts or contributions to any political officials.

•	Irrespective of the business purpose, Supervised Persons have the responsibility for pre-clearance of any expense on any clients or prospects that could be considered extravagant.

Investment Analysis, Recommendations, and Actions

a.	Diligence and Reasonable Basis. Supervised Persons must:

1. Exercise diligence, independence, and thoroughness in analyzing investments, making investment recommendations, and taking investment actions.

2. Have a reasonable and adequate basis, supported by appropriate research and investigation, for any investment analysis, recommendation, or action.

b.	Communication with Clients and Prospective Clients. Supervised Persons must:

1. Disclose to clients and prospective clients the basic format and general principles of the investment processes they use to analyze investments, select securities, and construct portfolios and must promptly disclose any changes that might materially affect those processes.

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2. Use reasonable judgment in identifying which factors are important to their investment analyses, recommendations, or actions and include those factors in communications with clients and prospective clients.

3. Distinguish between fact and opinion in the presentation of investment analysis and recommendations

c.	Record Retention. Supervised Persons must develop and maintain appropriate records to support their investment analysis, recommendations, actions, and other investment-related communications with clients and prospective clients.

Disclosure in Reports and Documents

a.	Filings and Public Materials. It is important that the Company’s filings with federal, state, domestic and international regulatory agencies are full, fair, accurate, timely and understandable. Global Evolution also makes many other filings with domestic and international regulatory agencies on behalf of the funds that its subsidiaries and affiliates manage. Further, the Company prepares mutual fund account statements, client investment performance information, prospectuses and advertising materials that are sent out to its mutual fund shareholders and clients.

b.	Disclosure and Reporting Policy. The Company’s policy is to comply with all applicable disclosure, financial reporting and accounting regulations applicable to the Company. The Company maintains the highest commitment to its disclosure and reporting requirements, and expects all Supervised Persons to record information accurately and truthfully in the books and records of the Company.

c.	Information for Filings. Depending on his or her position with the Company, a Supervised Person may be called upon to provide necessary information to ensure that Global Evolutions public reports and regulatory filings are full, fair, accurate, timely and understandable. Global Evolution expects all Supervised Persons to be diligent in providing accurate information to the inquiries that are made related to the Company’s public disclosure requirements.

d.	Access Person. All access persons are required to comply with the company's policy to prevent insider trading.

e.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting. Supervised Persons are required to cooperate and comply with the Company's disclosure controls and procedures and internal control over financial reporting so that the Company’s reports and documents filed with domestic and international regulatory agencies comply in all material respects with applicable laws, and rules and regulations, and provide full, fair, accurate, timely and understandable disclosure.

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Accountability for Adherence to the Code

a.	Honesty and Integrity. The Company is committed to uphold ethical standards in all of its corporate and business activities. All Supervised Persons are expected to perform their work with honesty, truthfulness and integrity and to comply with the general principles set forth in the Code. Supervised Persons are also expected to perform their work with honesty and integrity in any areas not specifically addressed by the Code.

b.	Disciplinary Actions. A violation of the Code may result in appropriate disciplinary action. Nothing in this Code restricts the Company from taking any disciplinary action on any matters pertaining to the conduct of a Supervised Person, whether or not expressly set forth in the Code.

c.	Annual Certifications. Supervised Persons will be required to certify annually, on a form to be provided by the Compliance Officer, that they have received, read and understand the Code and any amendments and have complied with the requirements of the Code.

d.	Training and Educational Requirements.

i.	Orientation. New Supervised Persons will receive a copy of the Code during the orientation process conducted and shall acknowledge that they have received, read and understand the Code and will comply with the requirements of the Code.

ii.	Continuing Education. Supervised Persons shall be required to complete such additional training and continuing education requirements regarding the Code and matters related to the Code as the Company shall from time to time establish.

Reporting Violations of the Code

a.	Questions and Concerns. Described in this Code are procedures generally available for addressing ethical issues that may arise. As a general matter, if a Supervised Person has any questions or concerns about compliance with this Code, he or she is encouraged to speak with his or her supervisor or Compliance Officer.

b.	Responsibility to Report Violations of the Code and Law. As part of its commitment to ethical and lawful conduct, Global Evolution requires Supervised Persons to promptly report any suspected violations of this Code or law.

c.	Confidentiality and Investigation. Global Evolution will treat the information set forth in a report of any suspected violation of the Code or law, including the identity of the caller, in a confidential manner and will conduct a prompt and appropriate evaluation and investigation of any matter reported. Supervised Persons are expected to cooperate in any investigations of reported violations.

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d.	Protection of Supervised Persons. It is a violation of this Code to retaliate against anyone who has made a good faith report of any conduct which he or she reasonably believes constitutes a violation of the law or the Code or is otherwise illegal or unethical. A Supervised Person may not be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against in the terms and conditions of employment on account of having provided Global Evolution or a regulatory or law enforcement agency with information about, or otherwise assisted the Company or a regulatory or law enforcement agency in any investigation regarding, any conduct which the Covered Person reasonably believes constitutes a violation of any law or the Code or is otherwise unethical or illegal.

e.	Accounting/Auditing Complaints. The law requires that the Company have in place procedures for the receipt, retention and treatment of complaints concerning accounting, internal accounting controls, or auditing matters and procedures for Supervised Persons to submit their concerns regarding questionable accounting or auditing matters. Complaints concerning accounting, internal accounting controls or auditing matters will be directed to the attention of the Compliance Officer. For direct access to the Compliance Officer, please address complaints regarding accounting, internal accounting controls, or auditing matters to:

Compliance Officer, Global Evolution, Kokholm 3A, 6000 Kolding, Denmark

Waivers of the Code

a.	Waivers by Directors and Executive Officers. Any change in or waiver of this Code for Directors or Executive Officers may be made only by the Board in the manner described in section (d) below, and any such waiver (including any implicit waiver) shall be promptly disclosed to the Compliance Officer to the extent required by the rules of the Danish FSA, the corporate governance and any other applicable laws, rules and regulations.

b.	Waivers by Other Supervised Persons. Any requests for waivers of this Code for Supervised Persons other than Directors and Executive Officers may be made to the Compliance Officer in the manner described in Section (e) below.

c.	Definition of Waiver. For the purposes of the Code, the term “waiver” shall mean a material departure from a provision of the Code. An “implicit waiver” shall mean the failure of the Company to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to management or the Compliance Officer.

d.	Manner for Requesting Director and Executive Officer Waivers.

i.	Request and Criteria. If a Director or Executive Officer wishes to request a waiver of this Code, the Director or Executive Officer may submit to the board of directors a written request for a waiver of the Code only if he/she can demonstrate that such a waiver:

A.	is necessary to alleviate undue hardship or in view of unforeseen circumstances or is otherwise appropriate under all the relevant facts and circumstances;

B.	will not be inconsistent with the purposes and objectives of the Code;

C.	will not adversely affect the interests of clients of Global Evolution or the interests of the Company; and

D.	will not result in a transaction or conduct that would violate provisions of applicable laws or regulations.

ii.	Discretionary Waiver and Response. The Compliance Officer will forward the waiver request to the board of directors for consideration. Any decision to grant a waiver from the Code shall be at the sole and absolute discretion of the board of directors, as appropriate. The Board of directors will advise the Compliance Officer in writing of the Board’s decision regarding the waiver, including the grounds for granting or denying the waiver request. The Compliance Officer shall promptly advise the Director or Executive Officer in writing of the Board’s decision.

e.	Manner for Requesting Other Supervised Person Waivers.

i.	Request and Criteria. If a Supervised Person who is a non-Director and non-Executive Officer wishes to request a waiver of this Code, the Supervised Person may submit to the Compliance Officer a written request for a waiver of the Code only if he/she can demonstrate that such a waiver would satisfy the same criteria set forth in Section (d) above.

ii.	Discretionary Waiver and Response. The Compliance Officer (or his/her designee) shall, after appropriate consultation with the applicable business unit head, forward the waiver request to management for consideration. The decision to grant a waiver request shall be at the sole and absolute discretion of management. Management will advise the Compliance Officer in writing of his/her decision regarding the waiver, including the grounds for granting or denying the waiver request. The Compliance Officer shall promptly advise the Supervised Person in writing of the management decision.

Internal Use

The Code is intended solely for the internal use by Global Evolution and does not constitute an admission, by or on behalf of the Company, as to any fact, circumstance, or legal conclusion.

An Investment Adviser registered with the United States Securities and Exchange Commission (“SEC”) must describe its Code of Ethics adopted pursuant to SEC Rule 204A-1 on its disclosure document, SEC Form ADV Part 2A, and explain that a copy will be provided to any client or prospective client upon request.

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An Investment Adviser providing services to a mutual fund registered under the Investment Company Act of 1940 must have its Code, and material changes to the Code, approved by the Board of such fun in accordance with, and within the time periods prescribed by, Rule 17j-1 under the 1940 Act.

Personal Trading

The United States Securities and Exchange Commission’s Rule 204A-1 of the Advisers Act and Rule 17j-1 under the Investment Company Act require that the Code of Ethics include provisions that require all access persons to report, and the Company to review, their personal securities transactions and holdings periodically. Global Evolution considers all Supervised Persons (as well as any investment accounts over which the employee has beneficial interest) to be access persons. Beneficial interest means the opportunity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, to profit, or share in any profit derived from, a transaction in the subject securities. A Supervised Person is deemed to have a beneficial interest in securities owned by members of his or her immediate family residing in the same household. Any uncertainty as to whether a Supervised Person has a beneficial interest in a security should be brought to the attention of the Compliance Officer.

The Compliance Officer or other designated persons will review the reporting of all Supervised Persons other than the Compliance Officer, whose reporting will be reviewed by the CEO.

Reporting Requirements

Holdings reports. Access persons must submit to the Compliance Officer or other designated persons, a report of the access person's current securities holdings that meets the following requirements:

(i)	Content of holdings reports. Each holdings report must contain, at a minimum:

(A) The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership;

(B) The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person's direct or indirect benefit; and

(C) The date the access person submits the report.

(ii)	Timing of holdings reports. Each Supervised Person must submit a holdings report:

(A) No later than 10 days after the person becomes an access person, and the information must be current as of a date no more than 45 days prior to the date the person becomes an access person; and

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(B) At least once each 12-month period, on or before February 15 of each calendar year, and the information must be current as of a date no more than 45 days prior to the date the report was submitted.

(C) No later than 45 days after the end of a quarter in which a new account is established.

Transaction reports. Access persons must submit to the Compliance Officer, or other designated persons, quarterly securities transactions reports that meet the following requirements:

(i) Content of transaction reports. Each transaction report must contain, at a minimum, the following information about each transaction involving a reportable security in which the access person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership:

(A) The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

(B) The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(C) The price of the security at which the transaction was effected;

(D) The name of the broker, dealer or bank with or through which the transaction was effected; and

(E) The date the access person submits the report.

(ii) Timing of transaction reports. Each access person must submit a transaction report no later than 30 days after the end of each calendar quarter, which report must cover, at a minimum, all transactions during the quarter.

Exceptions from reporting requirements. Access persons need not submit:

(i) Any report with respect to securities held in accounts over which the access person had no direct or indirect influence or control; (For examples accounts over which the access person has delegated complete discretion to another person, such as a blind trust, sitting on the investment board of a civic organization, local foundation, etc.)

(ii) A transaction report with respect to transactions effected pursuant to an automatic investment plan;

(iii) A transaction report if the report would duplicate information contained in broker trade confirmations or account statements provided the confirmations or statements are received no later than 30 days after the end of the applicable calendar quarter.

Pre-approval of certain investments. Access persons must obtain the approval of the Compliance Officer, or other designated persons, before they directly or indirectly acquire beneficial ownership in any security in an initial public offering, a limited offering, or emerging or frontier markets debt.

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